UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of                                                        June 2008

PORTRUSH PETROLEUM CORPORATION

(Name of Registrant)

1687 West Broadway #200, Vancouver, British Columbia  V6J 1X2

Executive Offices

1.  Press releases: May 29, 2008, June 10, 2008, September 15, 2008, September 24, 2008

2.  Financial Statements: Three Month Period Ended 3/31/2008

    Form 52-109F1: CEO Certification of Interim Filings

    Form 52-109F1: CFO Certification of Interim Filings

    Financial Statements: Management’s Discussion/Analysis

3.  Financial Statements: Six Month Period Ended 6/30/2008

    Form 52-109F1: CEO Certification of Interim Filings

    Form 52-109F1: CFO Certification of Interim Filings

    Financial Statements: Management’s Discussion/Analysis

Indicate by check mark whether the Registrant files annual reports under cover of Form 20-F or Form 40-F.

Form 20-F xxx   Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

Yes ___     No xxx

Wednesday August 6th, 2008

Press Release

SOURCE: Portrush Petroleum Corporation

Portrush releases Waubuno seismic results.

Vancouver, August 6, 2008 – Portrush Petroleum Corporation  (TSX- V :PSH,

OTCBB: PRRPF) (http://www.portrushpetroleum.com)

Portrush completed a 3D Seismic Survey in early May 2008 over its Waubuno property in Moore (St. Clair) Township, Lambton County, Southwestern Ontario and has received a favorable geophysical report and interpretation from its consultants in Calgary.

A good Niagaran pinnacle reef anomaly is reported to lie within the 150-acre unit known as the Waubuno Prospect, which was spaced and pooled by Portrush in 2005 and 2006. In 2007 the Portrush et al #1, Moore 5-13-III exploratory test was drilled and suspended after encountering near reef geological conditions.  This Well was drilled on limited 2D Seismic data and the original interpreted anomaly is now considered as “side swipe” to a pinnacle reef.

Several key maps and Seismic lines from the 3D survey are presented in the Report to show an interpreted Niagaran Pinnacle Reef exists within this 3D volume.  The A2 Carbonate time structure map shows an A2 structural high on the eastern flank of a B Salt hole.  This is the area thought to be most influenced by the interpreted pinnacle reef, which underlies this time high.  This is further supported by an A2 Salt map which shows salt termination against the interpreted reef margin.  An A1 Carbonate amplitude map reveals a strong amplitude anomaly along the western margin of the interpreted pinnacle reef.  The A1 Carbonate Sucrosic Dolomite porosity with an oil show encountered in the Portrush et al #1, Moore 5-13-III suspended well was tied to the Seismic.  This porosity and aerial distribution of Dolomite is a strong indication of reefing to the east.  It also represents an added bonus of a potential commercial oil leg existing in Lot 13, adjacent to the west flank of a pinnacle reef in Lots 12 and 13, Concession III, Moore Township.

A drill location to test the interpreted crestal position of a postulated pinnacle reef has been surveyed. An application for a drill permit for the Portrush et al #2, Moore 6-12-III was filed by Hadley Resources Limited (Canada) with the Ministry of Natural Resources on July 31, 2008

About Portrush Petroleum Corporation:

To find out more about Portrush Petroleum Corporation visit our website at www.portrushpetroleum.com

The statements made in this Press Release may contain forward-looking statements that may involve a number of risks and uncertainties. Actual events or results could differ materially from the Company's expectations and projections.

ON BEHALF OF THE BOARD

Mr. Martin Cotter, President & Director

CONTACT INFORMATION

Corporate

Telephone 866 939 2555:  info@portrushpetroleum.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Monday August 25, 2008

Press Release

SOURCE: Portrush Petroleum Corporation

Portrush puts Number 11 well on production.

Vancouver, August 25, 2008 – Portrush Petroleum Corporation  (TSX- V :PSH,

TCBB:PRRPF) (http://www.portrushpetroleum.com) wishes to announce that  the Scanio/Sheldon No.11 well in the Mission River property in Texas has been placed on production at a rate of 727,000 cubic feet of gas and 25 barrels of oil a day.  The well was drilled to a total depth of 8,700 feet.

The Company expects to place the number twelve well on production later this week. Both wells were drilled to the Vicksburg formation.

Current production from the Mission River field at the end of July was approximately 1.6 million cubic feet of gas and 50 barrels of oil/condensate a day. Portrush’s share of the revenue was approximately $60,000 per month. The gathering system has sufficient capacity to handle any anticipated increase in production arising from the number 11 &12 wells.

About Portrush Petroleum Corporation:

To find out more about Portrush Petroleum Corporation visit our website at www.portrushpetroleum.com

The statements made in this Press Release may contain forward-looking statements that may involve a number of risks and uncertainties. Actual events or results could differ materially from the Company's expectations and projections.

ON BEHALF OF THE BOARD

Mr. Martin Cotter, President & Director

CONTACT INFORMATION

Corporate

Telephone 866 939 2555:  info@portrushpetroleum.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the Adequacy or accuracy of this release

Monday September 15, 2008

Press Release

SOURCE: Portrush Petroleum Corporation

Portrush announces #12 well producing at 2 million cubic feet per day

Vancouver, September 15, 2008 – Portrush Petroleum Corporation  (TSX- V :PSH,

OTCBB:PRRPF) (http://www.portrushpetroleum.com) wishes to announce that the #12 well has been placed on production at a rate in excess of 2 million cubic feet per day.  All wells in the Mission River property in Texas have been placed on production and the field is producing at a rate of approximately 3.8 million cubic feet of gas and 127 barrels of oil a day. The operator receives an 11.44% premium on gas sales due to the high BTU value of the gas. Four additional wells are planned for the lease.

Portrush’s monthly revenue from the field at this rate of production and based on its 10% working interest is approximately $100,000 per month. A reserve report is being completed and the operator anticipates drilling the first of the four wells in early November. Three of the wells will be drilled to 8,700 feet and one will be drilled to 6,500.

The gathering system will require upgrading to handle any anticipated increase in production volumes arising from these additional wells.

About Portrush Petroleum Corporation:

To find out more about Portrush Petroleum Corporation visit our website at www.portrushpetroleum.com

The statements made in this Press Release may contain forward-looking statements that may involve a number of risks and uncertainties. Actual events or results could differ materially from the Company's expectations and projections.

ON BEHALF OF THE BOARD

Mr. Martin Cotter, President & Director

CONTACT INFORMATION

Corporate

Telephone 866 939 2555:  info@portrushpetroleum.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the Adequacy or accuracy of this release

Wednesday September 24, 2008

Press Release

SOURCE: Portrush Petroleum Corporation

Portrush receives drilling permit for Waubuno, SW Ontario.

Vancouver, September 24th, 2008 – Portrush Petroleum Corporation

(TSX- V: PSH, OTCBB: PRRPF) (http://www.portrushpetroleum.com)

Portrush has been granted a license to drill a well on its Waubuno property in Moore (St. Clair) Township, Lambton County, Southwestern Ontario. The Company expects to begin drilling in early October.

In early August the Company received a favorable geophysical report and interpretation from its consultants in Calgary.  A good Niagaran pinnacle reef anomaly is reported to lie within the 150-acre unit known as the Waubuno Prospect, which was spaced and pooled by Portrush in 2005 and 2006. In 2007 the Portrush et al #1, Moore 5-13-III exploratory test was drilled and was suspended after encountering near reef geological conditions.  This Well was drilled on limited 2D Seismic data and the original interpreted anomaly is now considered as “side swipe” to a pinnacle reef.

The prospect is on trend and mid point between two pinnacle reef gas storage pools, Kimball Colinville and Waubuno. Both pools produced approximately 6.00 BCF before being converted to gas storage.leases.

A drill location to test the interpreted crestal position of a postulated pinnacle reef has been surveyed. The application for a drill permit for the Portrush et al #2, Moore 6-12-III was filed by Hadley Resources Limited (Canada) with the Ministry of Natural Resources on July 31, 2008

About Portrush Petroleum Corporation:

To find out more about Portrush Petroleum Corporation visit our website at www.portrushpetroleum.com

The statements made in this Press Release may contain forward-looking statements that may involve a number of risks and uncertainties. Actual events or results could differ materially from the Company's expectations and projections.

ON BEHALF OF THE BOARD

Mr. Martin Cotter, President & Director

CONTACT INFORMATION

Corporate

Telephone 866 939 2555:  info@portrushpetroleum.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release

PORTRUSH PETROLEUM CORPORATION

CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

THREE MONTH PERIOD ENDED

MARCH 31, 2008

UNAUDITED INTERIM FINANCIAL STATEMENTS

In accordance with National Instrument 51-102 released by the Canadian Securities Administrators, the Company discloses that its auditors have not reviewed the unaudited consolidated financial statements for the period ended March 31, 2008.

PORTRUSH PETROLEUM CORPORATION CONSOLIDATED BALANCE SHEETS (Expressed in Canadian Dollars) (Unaudited – Prepared by Management)

	March 31, 2008	December 31, 2007

ASSETS

Current
Cash	$ 19,509	$ 34,617
Receivables	44,006	46,949
Prepaids	2,545	24,183

	66,060	105,749

Oil and gas properties (Note 4)	488,054	514,105

	$ 554,114	$ 619,854

LIABILITIES AND SHAREHOLDERS' EQUITY

Current
Accounts payable and accrued liabilities	$ 68,634	$ 93,702
Loan payable (Note 5)	103,047	103,047

	171,681	196,749

Future site restoration (Note 6)	36,022	36,022

	207,703	232,771
Shareholders' equity

Capital stock (Note 7)	13,590,071	13,590,071
Contributed surplus (Note 7)	605,735	595,755
Deficit	(13,849,395)	(13,798,743)

	346,411	387,083

	$ 554,114	$ 619,854

Nature and continuance of operations (Note 2)

On behalf of the Board:

“Martin Cotter”	Director	“Neil Iverson”	Director

The accompanying notes are an integral part of these consolidated financial statements.

PORTRUSH PETROLEUM CORPORATION CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT (Expressed in Canadian Dollars) (Unaudited – Prepared by Management)
	Three Month Period Ended March 31,	Three Month Period Ended March 31,
	2008	2007
REVENUE
Oil and gas revenue, net of royalties	$ 81,637	$ 135,169

DIRECT COSTS
Depletion	25,066	54,215
Operating expense	33,934	65,330
Total direct costs	(59,000)	(119,545)

EXPENSES
Consulting and administration fees	1,764	2,347
Interest expense	2,103	-
Investor relations	5,000	20,805
Management fees – related party	18,455	20,527
Office and miscellaneous	12,012	11,986
Professional fees	17,755	20,485
Shareholder costs	1,362	4,001
Stock-based compensation (Note 7)	9,980	-
Transfer agent and regulatory fees	5,528	5,765
Travel and promotion	1,568	5,451

Total expenses	(75,527)	(91,367)

Loss before other item	(52,890)	(75,743)

OTHER ITEM
Foreign exchange	2,238	2,552

Loss and comprehensive loss for the period	(50,652)	(73,191)

Deficit, beginning of period	(13,798,743)	(12,453,139)

Deficit, end of period	$ (13,849,395)	$ (12,526,330)

Basic and diluted loss per share	$ (0.01)	$ (0.01)

Weighted average number of shares outstanding	45,262,363	43,832,125

The accompanying notes are an integral part of these consolidated financial statements.

PORTRUSH PETROLEUM CORPORATION CONSOLIDATED STATEMENTS OF CASH FLOWS (Expressed in Canadian Dollars) (Unaudited – Prepared by Management)
	Three Month Period Ended March 31, 2008	Three Month Period Ended March 31, 2007

CASH FLOWS FROM OPERATING ACTIVITIES
Loss for the period	$ (50,652)	$ (73,191)
Items not affecting cash:
Depletion	25,066	54,215
Stock-based compensation expense	9,980	-

Changes in non-cash working capital items:
(Increase) decrease in receivables	2,943	43,383
(Increase) decrease in prepaids	21,638	(4,119)
Increase (decrease) in accounts payable and accrued liabilities	(25,068)	4,441

Cash provided by (used in) operating activities	(16,093)	24,729

CASH FLOWS FROM FINANCING ACTIVITIES
Capital stock purchased for cancellation	-	(6,250)

Cash provided by financing activities	-	(6,250)

CASH FLOWS FROM INVESTING ACTIVITIES
Oil and gas property recoveries	2,535	(4,500)
Oil and gas property expenditures	(1,550)	1,322

Cash used in investing activities	985	(3,178)

Change in cash during the period	(15,108)	15,301

Cash, beginning of period	34,617	50,691

Cash, end of period	$ 19,509	$ 65,992

Supplemental disclosure with respect to cash flows (Note 8)

The accompanying notes are an integral part of these consolidated financial statements.

PORTRUSH PETROLEUM CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

MARCH 31, 2008

1.

BASIS OF PRESENTATION

The consolidated financial statements contained herein include the accounts of the Company and its wholly-owned subsidiary Portrush Petroleum (US) Corporation (collectively "the Company"). Significant inter-company transactions have been eliminated on consolidation.

The interim period consolidated financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles. All financial summaries included are presented on a comparative and consistent basis showing the figures for the corresponding period in the preceding year. Certain comparative figures have been reclassified to conform with the current year’s presentation. The preparation of financial data is based on accounting principles and practices consistent with those used in the preparation of annual financial statements. Certain information and footnote disclosure normally included in consolidated financial statements prepared in accordance with generally accepted accounting principles has been condensed or omitted.  These interim period statements should be read together with the audited consolidated financial statements and the accompanying notes for the year ended December 31, 2007. In the opinion of the Company, its unaudited interim consolidated financial statements contain all adjustments necessary in order to present a fair statement of the results of the interim periods presented.

2.

NATURE AND CONTINUANCE OF OPERATIONS

The Company is incorporated under the laws of British Columbia and its principal business activity is the acquiring and developing of oil and gas properties. The Company has two properties located in the United States. It has a 22.5% working interest in a prospect located in Michigan, U.S.A. and a 10% working interest in certain oil and gas leases located in Texas, U.S.A. It also has a property located in the province of Ontario, Canada with a 5% working interest.

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles with the assumption that the Company will be able to realize its assets and discharge its liabilities in the normal course of business rather than through a process of forced liquidation.  Continued operations of the Company are dependent on the Company's ability to receive continued financial support, complete public equity financing, or generate profitable operations in the future. These consolidated financial statements do not include the adjustments that would be necessary should the Company be unable to continue as a going concern.

	March 31, 2008	December 31, 2007

Working capital (deficiency)	$ (105,621)	$ (91,000)
Deficit	(13,849,395)	(13,798,743)

PORTRUSH PETROLEUM CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

MARCH 31, 2008

3.

CHANGE IN ACCOUNTING POLICY

Effective January 1, 2008, the Company adopted the following new standards issued by the Canadian Institute of Chartered Accountants (“CICA”):

Assessing Going Concern

The Canadian Accounting Standards Board (“AcSB”) amended CICA Handbook Section 1400, to include requirements for management to assess and disclose an entity’s ability to continue as a going concern.

Financial Instruments

The AcSB issued CICA Handbook Section 3862, Financial Instruments – Disclosures, which requires entities to provide disclosures in their financial statements that enable users to evaluate (a) the significance of financial instruments for the entity's financial position and performance; and (b) the nature and extent of risks arising from financial instruments to which the entity is exposed during the period and at the balance sheet date, and how the entity manages those risks. The principles in this section complement the principles for recognizing, measuring and presenting financial assets and financial liabilities in Section 3855, Financial Instruments – Recognition and Measurement, Section 3863, Financial Instruments – Presentation, and Section 3865, Hedges.

The AcSB issued CICA Handbook Section 3863, Financial Instruments – Presentation, which is to enhance financial statement users' understanding of the significance of financial instruments to an entity's financial position, performance and cash flows. This section establishes standards for presentation of financial instruments and non-financial derivatives. It deals with the classification of financial instruments, from the perspective of the issuer, between liabilities and equity, the classification of related interest, dividends, losses and gains, and the circumstances in which financial assets and financial liabilities are offset.

Capital Disclosures

The AcSB issued CICA Handbook Section 1535, which establishes standards for disclosing information about an entity's capital and how it is managed.

The Company is evaluating the impact of these new standards on its consolidated financial statements.

4.

OIL AND GAS PROPERTIES

The Company entered into agreements to acquire interests in various oil and gas properties as follows:

	March 31, 2008	December 31, 2007
Oil and gas properties:
U.S.A., proved	$ 3,053,310	$ 3,053,310
Canada, unproved	334,102	335,087
	3,387,412	3,388,397
Less: Accumulated depletion	(2,899,358)	(2,874,292)
	$ 488,054	$ 514,105

PORTRUSH PETROLEUM CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

MARCH 31, 2008

4.

OIL AND GAS PROPERTIES (cont’d…)

At March 31, 2008, the oil and gas properties include $334,102 (2007 - $335,087) relating to unproved properties that have been excluded from the depletion calculation.

Ontario prospects, Canada

The Company entered into an agreement to acquire a 5% working interest in a prospect located in Ontario, Canada in exchange for funding 50% of the project costs by paying US$120,000. The Company will receive a payout of all costs incurred plus a 5% working interest in the prospect.

During fiscal 2007, the Company paid net acquisition costs of $252,489 on an additional prospect located in Ontario, Canada. The Company has an 89% interest in this prospect.

Michigan, U.S.A.

The Company has a 22.5% working interest in a prospect located in Michigan, U.S.A.

Texas, U.S.A.

The Company acquired a 10% working interest in certain oil and gas leases located in the Refugio and Goliad Counties, Texas, U.S.A. As consideration for its interest, the Company made staged payments totaling US$1,044,000.  During fiscal 2007, the ceiling test calculation determined that the net book value of the Company’s assets in the U.S.A. exceeded net future cash flows from proven reserves and accordingly, the Company recorded a ceiling test write-down of $1,049,683 included in accumulated depletion.

The full cost ceiling test results as of December 31, 2007 resulted in impairment of evaluated oil and gas properties. The future prices used in the December 31, 2007 ceiling test are as follows:

	Natural Gas (Cdn $/Mmbtu)	Oil (Cdn $/Bbl)

2008	$ 7.00	$ 76.93
2009	7.54	69.92
2010	7.45	71.49
2011	7.40	67.39

A ceiling test was not performed at March 31, 2008.

California, U.S.A

The Company has negotiated an option to acquire up to a 90% interest in leases in the Chico Martinez oil field in Kern County, California, U.S.A. in conjunction with Petromark Energy Group.  The Company is currently evaluating the property, the development plans for the project and the final interest the Company may acquire.

PORTRUSH PETROLEUM CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

MARCH 31, 2008

5.

LOAN PAYABLE

On July 25, 2007, the Company established a US$300,000 credit facility with the Regions Bank in Texas, U.S.A. maturing on July 25, 2008.  The loan payable is secured by the Company’s interests in the Mission River property in Texas, U.S.A.

As at March 31, 2008, the Company had taken advances on the loan payable of $103,047 (US$98,732) bearing interest rates ranging from 7.25% to 8.25% per annum.  During the period, the Company transferred the loan to the Texas Community Bank under the same terms with an increased credit facility of US$350,000.

6.

ASSET RETIREMENT OBLIGATION

The following table presents the reconciliation of the beginning and ending aggregate carrying amount of the obligation associated with the retirement of oil and gas properties.

	March 31, 2008	December 31, 2007

Asset retirement obligation, beginning of period	$ 36,022	$ 10,494
Liabilities incurred	-	25,528

Asset retirement obligation, end of period	$ 36,022	$ 36,022

The undiscounted amount of cash flows, required over the estimated reserve life of the underlying assets, to settle the obligation, adjusted for inflation, is estimated at $52,739. The obligation was calculated using a credit-adjusted risk free discount rate of 10% and an inflation rate of 5%. It is expected that this obligation will be funded from general Company resources at the time the costs are incurred with the majority of costs expected to occur between 2008 and 2011.

PORTRUSH PETROLEUM CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

MARCH 31, 2008

7.

CAPITAL STOCK AND CONTRIBUTED SURPLUS

	Number of Shares	Capital Stock	Contributed Surplus

Authorized
Unlimited common voting shares, no par value

Issued and outstanding:
Balance, December 31, 2007	45,262,363	$ 13,590,071	$ 595,755
Stock-based compensation	-	-	9,980

Balance, March 31, 2008	45,262,363	$ 13,590,071	$ 605,735

Stock options and warrants

The Company has a stock option plan whereby, from time to time, at the discretion of the Board of Directors, stock options are granted to directors, officers and certain consultants enabling them to acquire up to 10% of the issued and outstanding common stock of the Company. The exercise price of each option is based on the  market price of the Company’s common stock at the date of the grant less an applicable discount. The options can be granted for a maximum term of 5 years and vest at the discretion of the Board of Directors.

The following incentive stock options and share purchase warrants were outstanding at March 31, 2008:

	Number of Shares	Exercise Price	Expiry Date

Options	300,000	$ 0.18	June 8, 2008
	1,600,000	0.15	April 10, 2009
	300,000	0.15	April 25, 2009
	175,000	0.15	October 31, 2009
	100,000	0.15	November 30, 2009
	300,000	0.10	January 23, 2010
	325,000	0.10	May 31, 2010
	950,000	0.10	August 9, 2010
	350,000	0.10	October 4, 2010

Warrants	1,500,000	0.12	July 6, 2009

PORTRUSH PETROLEUM CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

MARCH 31, 2008

7.

CAPITAL STOCK AND CONTRIBUTED SURPLUS (cont’d…)

Stock-based compensation

During the three month period ended March 31, 2008, the Company granted 300,000 (2007 – nil) stock options to a consultant at a weighted average fair value of $0.03 (2007 - $Nil) per option. As at March 31, 2008, all of these options had vested with an attributed stock-based compensation expense of $9,980 (2007 - $Nil) credited to contributed surplus. The compensation recognized was calculated using the Black-Scholes option pricing model.

The following weighted average assumptions were used in the valuation of stock options granted:

	2008	2007

Risk-free interest rate	3.2%	-
Expected life of options	2.0 years	-
Annualized volatility	86%	-
Dividend rate	0.00%	-

8.

SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

	2008	2007

Cash paid during the period for interest	$ 2,103	$ -

Cash paid during the period for income taxes	$ -	$ -

Significant non-cash transactions during the three month period ended March 31, 2008 included recognizing $2,535 in oil and gas recoveries through receivables.

Significant non-cash transactions during the three month period ended March 31, 2007 included recognizing $1,321 in oil and gas recoveries through receivables.

PORTRUSH PETROLEUM CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

MARCH 31, 2008

9.

RELATED PARTY TRANSACTIONS

The Company paid management fees of $18,455 (2007 - $20,527) to a director.

Amounts due to related parties are non-interest bearing, unsecured and have no specific terms of repayment.

Related party transactions are in the normal course of operations, occurring on terms and conditions that are similar to those of transactions with unrelated parties and, therefore, are measured at the exchange amount.

10.

SEGMENT INFORMATION

All of the Company's operations are in the oil and gas industry and 100% of the revenues have been generated in the U.S.A.

The total amount of capital assets attributable to Canada is $334,102 (2007 - $335,087) and the total amount of capital assets attributable to the U.S.A. is $153,952 (2007 - $179,018).

11.

CAPITAL DISCLOSURE

The Company’s capital currently consists of common shares, options and warrants. The Company’s capital management objectives are to safeguard its ability to continue as a going concern and to have sufficient capital to be able to meet the Company’s oil and gas property development plans to ensure the growth of activities.

12.

FINANCIAL INSTRUMENTS

The Company's financial instruments consist of cash, receivables, accounts payable and accrued liabilities and loan payable. The fair value of these financial instruments approximates their carrying value, unless otherwise noted.

Credit risk

The Company does not believe it is subject to any significant credit risk.

Currency risk

Cash held in foreign currencies other than the Canadian dollar is subject to currency risk. The Company is exposed to currency risk by incurring certain expenditures in currencies other than the Canadian dollar. The Company does not use derivative instruments to reduce its currency risk.

Risk management

The Company’s largest non-monetary assets are its oil and gas properties in the U.S.A. The Company has established a credit facility and has a loan payable in the U.S.A. The Company could accordingly be at risk of foreign currency fluctuations. The Company relies on consultants for the management of its oil and gas properties and for legal and accounting matters.

Form 52-109 – Venture Issuer Basic Certification of Interim Filings

I, Martin Cotter, Chief Executive Officer of Portrush Petroleum Corporation, certify the following:

1.     I have reviewed the interim financial statements and interim MD&A (together the interim filings) of Portrush Petroleum Corporation. (the issuer) for the interim period ending March 31, 2008.

2.      Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, for the period covered by the interim filings.

3.      Based on my knowledge, having exercised reasonable diligence, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

Date:   April 30  , 2008

“Martin Cotter”

_______________________________

Martin Cotter

Chief Executive Officer

NOTE TO READER

In contrast to the certificate required under Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings (MI 52-109), this Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in MI 52-109. In particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of:

i)    controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

ii)   a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.

The issuer’s certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate.

Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in MI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

Form 52-109 – Venture Issuer Basic Certification of Interim Filings

I, Martin Cotter, Chief Financial Officer of Portrush Petroleum Corporation, certify the following:

1.      I have reviewed the interim financial statements and interim MD&A (together the interim filings) of Portrush Petroleum Corporation. (the issuer) for the interim period ending March 31, 2008.

2.      Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, for the period covered by the interim filings.

3.       Based on my knowledge, having exercised reasonable diligence, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

Date:   April 30  , 2008

“Martin Cotter”

_______________________________

Martin Cotter

Chief Financial Officer

NOTE TO READER

In contrast to the certificate required under Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings (MI 52-109), this Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in MI 52-109. In particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of:

i.        controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

ii.      a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.

The issuer’s certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate.

Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in MI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

Form 51-102F1

MANAGEMENT'S DISCUSSION & ANALYSIS

Portrush Petroleum Corporation

Description of Business and effective Date of this Report

Portrush Petroleum Corporation (“Company”) is a junior oil and natural gas exploration and production company. The Company is focused on its core properties: the Lenox project, located in the Michigan Basin of the state of Michigan, and the Mission River project, situated in Refugio and Goliad Counties, Gulf Coast, Texas. The Lenox project has two oil wells on production and the Mission River project has nine gas wells on production. Portrush is a reporting issuer publicly traded on the TSX Venture Exchange in Canada under the symbol PSH.

This discussion should be read in conjunction with the financial statements and related notes of the Company for the period ended March 31, 2008 (the "Financial Statements").  The information in this Management Discussion and Analysis (“MD&A”) contains forward-looking information or statements. These statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those included in the forward-looking statements. The information contained in this report is made as of May 26, 2008.

2008 Highlights

•

Mr. Phil Pearce, an independent business consultant, joined the Company’s advisory board.

•

The Scanio-Shelton No. 8 well on the Mission River property in Texas has been drilled to a total depth of 8,600 feet and has been placed on production at an initial rate of 800,000 cubic feet of gas a day and approximately 45 barrels of oil a day.

•

The location of the Scanio-Shelton No.10 well has been staked and drilling has commenced. The well will be drilled to a depth of 8,600 feet. This is the second well in the current four well drilling program on the Mission River property.

•

Reported oil and gas revenues for the 3 month period ended March 31, 2008 of $81,637 compared to $135,169 for the same period in 2007, with a reported net loss of $0.01 per share for the period in 2008 and 2007.

Oil and Gas Properties

Ontario prospects, Canada

The Company negotiated leases on a gas prospect located in the Moore Township, Lambton County, Southwestern Ontario, Canada. The prospect is located in the heart of a gas storage area on trend and mid point between two pinnacle reef gas storage pools, Kimball Colinville and Waubuno.

The Moore 5-13-III well was drilled to a final total depth of 729.0m. on December 6, 2007 without encountering a pinnacle reef.  The well encountered a number of “reef proximity indicators” including two zones of reef derived “Sucrosic Dolomite” in the upper A1 Carbonate formation.  The lower zone with 11.8’ of thickness gave up good oil showings while drilling.  The Neutron-Density logs indicate porosity in the 6.0% range but with poor permeability and not suitable for completion.  “Fracturing stimulation” is not allowed on wells that are drilled adjacent to gas storage reservoirs so this was not an option for the Company.

The well is considered a near miss of a pinnacle reef.  The 2D Seismic anomaly on which it was drilled is considered “sideswipe” to a pinnacle.   The Company is planning a more sophisticated 3D Seismic survey over the lands to pinpoint a drillable anomaly.  This survey might take place in February when the ground could be frozen.  This would minimize land damages in a very sensitive area. The well is presently being saved in anticipation of directionally drilling in the direction of the pinnacle subject to the seismic results.

The prospect is on trend and mid point between two pinnacle reef gas storage pools, Kimball Colinville and Waubuno and it is favourably located with respect to a Union Gas Pipeline tie-in located on the Kimball Side Road approximately 1.55 miles from the prospect.

During fiscal 2007, the Company paid net acquisition costs of $252,489 (2006 - $22,009) on an additional prospect located in Ontario, Canada. The Company has an 89% interest in this prospect.

Mission River Project, Texas U.S.A

In Texas, the Company has a joint venture with the McAlester Fuel Company of Houston, Texas to develop the Mission River Project, situated in Refugio and Goliad Counties, Gulf Coast, Texas. The Company owns a 10% working interest in the project.

The initial twelve (12) well program was designed to test bypassed oil and gas payzones in the traditional producing intervals from 5,000 to 6,400 feet; The first well was spudded on April 30th 2004 and eight additional wells have since been drilled and completed as gas wells. Nine wells are currently on production. A gas pipeline runs through the property.

During fiscal 2007, the operator announced plans to drill four additional wells. The wells will be drilled to intersect the 7,800 foot interval found present and capable of production in the Scanio/Shelton No. 6 and 7 wells. The first well, the Scanio/Shelton No.8 well was drilled to a depth of 8,600 feet in January, 2008. The second well, the Scanio/Shelton No. 10 well will be drilled to a total depth of 8,600 feet and is a follow up well to the number eight well that was drilled and placed on production earlier. The number eight well is currently producing at a rate of approximately eight hundred thousand cubic feet of gas a day and forty five barrels of oil a day.

Lenox Project, Michigan U.S.A.

In June 2000, the Company acquired a 25% interest in two Silurian-Ordovician prospects, and associated leased lands (approximately 2,560 acres) located in St. Clair County, Cottrellville Township and Macomb County, Lenox Township, Southeast Michigan.

The Company focused its efforts on the Lenox project in Macomb County, SE Michigan where the Company earned a 22.5% working interest. At present the Company has two oil wells on production and excess gas is being flared.

The Michigan Basin contains extensive belts of organic reefs composed of carbonate rocks (Limestone and Dolomite) formed under shallow seas in the Silurian period. These oil and gas filled reefs are the principal target for exploration companies in the basin.

Exploration Risks

Oil and gas exploration and development involves significant risks. Few wells which are drilled are developed into commercially producing fields. Substantial expenditures may be required to establish reserves and no assurance can be given that commercial quantities or further reserves will be discovered or, if found, will be present in sufficient quantities to enable the Company to recover the costs incurred.  The Company’s estimates of exploration and production costs can be affected by such factors as permitting regulations and requirements, weather, environmental factors, unforeseen technical difficulties, and unusual or unexpected formations, pressures and work interruptions. There can be no assurance that actual exploration cost will not exceed projected cost.

Results of Operations

During the three month period ended March 31, 2008, total revenues decreased to $81,637 when compared to the quarter in the previous year. Revenues decreased because of a decrease in production from the Lenox Project in Michigan and the Mission River project in Texas. The net loss for the three months ended March 31, 2008 decreased to $50,652 when compared to the net loss from the quarter in the previous year. The Company recorded depletion expenses of $25,066 compared with $54,215 in 2007.

General and administration expenses before non-cash expenses were $75,527 compared with $91,367 for the same period in 2007. The Company recorded a non-cash charge for stock-based compensation pertaining to the grant of stock options of $9,980. General and Administrative expenses decreased due to a decrease in investor relations and professional fees. The Company expects general and administrative expenses to remain relatively constant as the Company expects its level of activity to remain the same for the coming year. The Company paid or accrued to the President of the Company management fees of US$6,000 per month.

During fiscal 2007, the Company established a credit facility with the Regions Bank in Texas, USA. The loan payable is secured by the Company’s interests in the Mission River property in Texas, USA.

As at March 31, 2008, the Company had taken advances on the loan payable of $103,047 (US$98,732) bearing interest rates ranging from 7.25% to 8.25% per annum.  During the current period, the Company transferred the loan to the Texas Community Bank under the same terms with an increased credit facility of US$350,000.

Summary of Quarterly Results

		1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
2006	Total Revenue	150,811	228,986	205,098	192,560
	Net Loss	7,868(1)	(234,176)(2)	(40,487) (3)	(167,322)(4)
	Basic and diluted Income (loss) per share	0.01	(0.01)	(0.01)	(0.01)

2007	Total Revenue	135,139	102,713	93,829	60,853
	Net Income (loss)	(73,191)	(91,248) (5)	(118,920) (6)	(1,062,245) (7)
	Basic and diluted loss per share	(0.01)	(0.01)	(0.01)	(0.02)

2008	Total Revenue	81,637
	Net Income (loss)	(50,652)(8)
	Basic and diluted Income (loss) per share	(0.01)

During the quarter, the Company recorded stock based compensation expenses of (1) $9,540, (2) $204,400, (3) $6,889, (4) $20,731, (5) $12,636, (6) $25,703, (7) $8,332; (8) $9,980.

Liquidity

The Company does not have sufficient financial resources to undertake by itself the exploration and development of any additional projects. The payment of property payments and the development of the property interests will therefore depend upon the Company's ability to obtain financing through the joint venturing of projects, private placement financing and public financing. There is no assurance that the Company will be successful in obtaining the required financing or that financing will be available on terms and conditions acceptable to the Company or that will not cause significant dilution to shareholders.

The Company has not paid any dividends on its common shares. The Company has no present intention of paying dividends on its common shares, as it anticipates that all available funds will be invested to finance the growth of its business.

Investor Relations

The Company will continue its corporate awareness program with the aim of enhancing the Company's visibility and foster a clear understanding of its performance and strategic direction.

Outstanding Share Data

The following table summarizes the outstanding share capital as at the effective date of this Management Discussion and Analysis:

Common shares	45,262,363
Stock options	4,400,000
Warrants	1,500,000

(See Note 6 of the financial statements for additional detail)

Capital Resources

The Company has not entered into a property option agreement that requires the Company to meet certain yearly exploration expenditure requirements.

Off-Balance Arrangements

The Company has not entered into any off-balance sheet financing arrangements.

Transactions with Related Parties

The Company paid or accrued management fees of US$6,000 per month to a director, Martin Cotter for his services as the President of the Company.

Amounts due to related parties are non-interest bearing, unsecured and have no specific terms of repayment. Related party transactions are in the normal course of operations, occurring on terms and conditions that are similar to those of transactions with unrelated parties and, therefore, are measured at the exchange amount.

Financial Instruments

The Company's financial instruments consist of cash, receivables, accounts payable and accrued liabilities and loan payable. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximates their carrying value, unless otherwise noted.

Disclosure Controls & Procedures

The roles of CEO and CFO are fulfilled by the Company’s President. He has evaluated the effectiveness of the Company’s disclosure controls and procedures and has concluded based on his evaluation that they are sufficiently effective to provide reasonable assurance that material information relating to the Company is made known to management and disclosed in accordance with applicable securities regulations. The Company recognizes that a weakness exists in respect of the segregation of duties as a result of having a limited number of accounting staff both at head office and at the foreign subsidiary. He also concluded that considering the size and stage of development of the Company, the issue does not currently warrant the hiring of additional accounting staff to correct the lack of segregation of duties at this time.

Outlook

The Company's primary focus for the foreseeable future will be on reviewing its financial position and the ability to finance new business ventures in the oil and gas industry.

Additional Information

Additional information related to the Company is available for view on SEDAR at www.sedar.com and at www.portrushpetroleum.com.

PORTRUSH PETROLEUM CORPORATION

CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

SIX MONTH PERIOD ENDED

JUNE 30, 2008

UNAUDITED INTERIM FINANCIAL STATEMENTS

In accordance with National Instrument 51-102 released by the Canadian Securities Administrators, the Company discloses that its auditors have not reviewed the unaudited consolidated financial statements for the period ended June 30, 2008.

PORTRUSH PETROLEUM CORPORATION

CONSOLIDATED BALANCE SHEETS

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

	June 30, 2008	December 31, 2007

ASSETS

Current
Cash	$ 105,911	$ 34,617
Receivables	30,641	46,949
Prepaids	-	24,183

	136,552	105,749

Oil and gas properties (Note 4)	499,921	514,105

	$ 636,473	$ 619,854

LIABILITIES AND SHAREHOLDERS' EQUITY

Current
Accounts payable and accrued liabilities	$ 142,010	$ 93,702
Loan payable (Note 5)	155,878	103,047

	297,888	196,749

Future site restoration (Note 6)	36,022	36,022

	333,910	232,771

Shareholders' equity

Capital stock (Note 7)	13,590,071	13,590,071
Contributed surplus (Note 7)	634,004	595,755
Deficit	(13,921,512)	(13,798,743)

	302,563	387,083

	$ 636,473	$ 619,854

Nature and continuance of operations (Note 2)

On behalf of the Board:

“Martin Cotter”	Director	“Neil Iverson"	Director

The accompanying notes are an integral part of these consolidated financial statements.

PORTRUSH PETROLEUM CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

	Three Month Period Ended June 30,	Three Month Period Ended June 30,	Six Month Period Ended June 30,	Six Month Period Ended June 30,
	2008	2007	2008	2007
REVENUE
Oil and gas revenue, net of royalties	$ 146,865	$ 102,713	$ 228,502	$ 237,882

DIRECT COSTS
Depletion	41,022	59,658	66,088	113,873
Operating expenses	55,192	18,490	89,126	42,321
Total direct costs	(96,214)	(78,148)	(155,214)	(156,194)

EXPENSES
Consulting and administration fees	8,863	23,183	10,627	27,917
Interest expense	13,417	-	15,520	-
Investor relations	-	11,050	5,000	31,855
Management fees – related party	18,000	21,028	36,455	41,555
Office and miscellaneous	21,473	18,723	33,485	30,709
Professional fees	17,641	21	35,396	20,506
Shareholder costs	1,948	6,437	3,310	10,438
Stock-based compensation (Note 7)	28,269	12,636	38,249	12,636
Transfer agent and regulatory fees	9,782	7,181	15,310	12,946
Travel and promotion	2,680	4,712	4,248	10,163

Total expenses	(122,073)	(104,971)	(197,600)	(198,725)

Loss before other item	(71,422)	(80,406)	(124,312)	(117,037)

OTHER ITEM
Foreign exchange (loss)	(695)	(10,842)	1,543	(8,290)

Loss and comprehensive loss for the period	(72,117)	(91,248)	(122,769)	(125,327)

Deficit, beginning of period	(13,849,395)	(12,487,218)	(13,798,743)	(12,453,139)

Deficit, end of period	$ (13,921,512)	$ (12,578,466)	$ (13,921,512)	$ (12,578,466)

Basic and diluted loss per share	$ (0.01)	$ (0.01)	$ (0.01)	$ (0.01)

Weighted average number of shares outstanding	45,262,363	43,746,155	45,262,363	43,788,462

The accompanying notes are an integral part of these consolidated financial statements.

PORTRUSH PETROLEUM CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

	Three Month Period Ended June 30, 2008	Three Month Period Ended June 30, 2007	Six Month Period Ended June 30, 2008	Six Month Period Ended June 30, 2007

CASH FLOWS FROM OPERATING ACTIVITIES
Loss for the period	$ (72,117)	$ (91,248)	$ (122,769)	$ (125,327)
Items not affecting cash:
Depletion	41,022	59,658	66,088	113,873
Stock-based compensation expense	28,269	12,636	38,249	12,636

Changes in non-cash working capital items:
(Increase) decrease in receivables	13,365	4,284	16,308	47,667
(Increase) decrease in prepaids	2,545	998	24,183	(3,121)
Increase (decrease) in accounts payable and accrued liabilities	73,376	26,543	48,308	30,984

Cash provided by (used in) operating activities	86,460	12,871	70,367	76,712

CASH FLOWS FROM FINANCING ACTIVITIES
Loan payable	52,831		52,831
Share subscriptions received in advance	-	90,000	-	90,000
Capital stock purchased for cancellation	-	-	-	(6,250)

Cash provided by financing activities	52,831	90,000	52,831	(83,750)

CASH FLOWS FROM INVESTING ACTIVITIES
Oil and gas property recoveries	4,547	-	7,082	1,322
Oil and gas property expenditures	(57,436)	-	(58,986)	(43,612)

Cash used in investing activities	(52,889)	-	(51,904)	(42,290)

Change in cash during the period	86,402	102,871	71,294	118,172

Cash, beginning of period	19,509	65,992	34,617	50,691

Cash, end of period	$ 105,911	$ 168,863	$ 105,911	$ 168,863

Supplemental disclosure with respect to cash flows (Note 8)

The accompanying notes are an integral part of these consolidated financial statements.

PORTRUSH PETROLEUM CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

JUNE 30, 2008

1.

BASIS OF PRESENTATION

The consolidated financial statements contained herein include the accounts of the Company and its wholly-owned subsidiary Portrush Petroleum (US) Corporation (collectively "the Company"). Significant inter-company transactions have been eliminated on consolidation.

The interim period consolidated financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles. All financial summaries included are presented on a comparative and consistent basis showing the figures for the corresponding period in the preceding year. Certain comparative figures have been reclassified to conform with the current year’s presentation. The preparation of financial data is based on accounting principles and practices consistent with those used in the preparation of annual financial statements. Certain information and footnote disclosure normally included in consolidated financial statements prepared in accordance with generally accepted accounting principles has been condensed or omitted.  These interim period statements should be read together with the audited consolidated financial statements and the accompanying notes for the year ended December 31, 2007. In the opinion of the Company, its unaudited interim consolidated financial statements contain all adjustments necessary in order to present a fair statement of the results of the interim periods presented.

2.

NATURE AND CONTINUANCE OF OPERATIONS

The Company is incorporated under the laws of British Columbia and its principal business activity is the acquisition and development of oil and gas properties. The Company has two properties located in the United States. It has a 22.5% working interest in a prospect located in Michigan, U.S.A. and a 10% working interest in certain oil and gas leases located in Texas, U.S.A. It also has a property located in the province of Ontario, Canada with a 5% working interest.

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles with the assumption that the Company will be able to realize its assets and discharge its liabilities in the normal course of business rather than through a process of forced liquidation.  Continued operations of the Company are dependent on the Company's ability to receive continued financial support, complete public equity financing, or generate profitable operations in the future. These consolidated financial statements do not include the adjustments that would be necessary should the Company be unable to continue as a going concern.

	June 30, 2008	December 31, 2007

Working capital (deficiency)	$ (161,336)	$ (91,000)
Deficit	(13,921,512)	(13,798,743)

PORTRUSH PETROLEUM CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

JUNE 30, 2008

3.

CHANGE IN ACCOUNTING POLICY

Effective January 1, 2008, the Company adopted the following new standards issued by the Canadian Institute of Chartered Accountants (“CICA”):

Assessing Going Concern

The Canadian Accounting Standards Board (“AcSB”) amended CICA Handbook Section 1400, to include requirements for management to assess and disclose an entity’s ability to continue as a going concern.

Financial Instruments

The AcSB issued CICA Handbook Section 3862, Financial Instruments – Disclosures, which requires entities to provide disclosures in their financial statements that enable users to evaluate (a) the significance of financial instruments for the entity's financial position and performance; and (b) the nature and extent of risks arising from financial instruments to which the entity is exposed during the period and at the balance sheet date, and how the entity manages those risks. The principles in this section complement the principles for recognizing, measuring and presenting financial assets and financial liabilities in Section 3855, Financial Instruments – Recognition and Measurement, Section 3863, Financial Instruments – Presentation, and Section 3865, Hedges.

The AcSB issued CICA Handbook Section 3863, Financial Instruments – Presentation, which is to enhance financial statement users' understanding of the significance of financial instruments to an entity's financial position, performance and cash flows. This section establishes standards for presentation of financial instruments and non-financial derivatives. It deals with the classification of financial instruments, from the perspective of the issuer, between liabilities and equity, the classification of related interest, dividends, losses and gains, and the circumstances in which financial assets and financial liabilities are offset.

Capital Disclosures

The AcSB issued CICA Handbook Section 1535, which establishes standards for disclosing information about an entity's capital and how it is managed.

The Company is evaluating the impact of these new standards on its consolidated financial statements.

4.

OIL AND GAS PROPERTIES

The Company entered into agreements to acquire interests in various oil and gas properties as follows:

	June 30, 2008	December 31, 2007
Oil and gas properties:
U.S.A., proved	$ 3,053,310	$ 3,053,310
Canada, unproved	386,991	335,087
	3,440,301	3,388,397
Less: Accumulated depletion	(2,940,380)	(2,874,292)
	$ 499,921	$ 514,105

PORTRUSH PETROLEUM CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

JUNE 30, 2008

4.

OIL AND GAS PROPERTIES (cont’d…)

At June 30, 2008, the oil and gas properties include $386,991 (December 31, 2007 - $335,087) relating to unproved properties that have been excluded from the depletion calculation.

Ontario prospects, Canada

The Company entered into an agreement to acquire a 5% working interest in a prospect located in Ontario, Canada in exchange for funding 50% of the project costs by paying US$120,000. The Company will receive a payout of all costs incurred plus a 5% working interest in the prospect.

To date, the Company has paid net acquisition costs of $315,847 on an additional prospect located in Ontario, Canada. The Company has an 89% interest in this prospect.

Michigan, U.S.A.

The Company has a 22.5% working interest in a prospect located in Michigan, U.S.A.

Texas, U.S.A.

The Company acquired a 10% working interest in certain oil and gas leases located in the Refugio and Goliad Counties, Texas, U.S.A. As consideration for its interest, the Company made staged payments totaling US$1,044,000.  During fiscal 2007, the ceiling test calculation determined that the net book value of the Company’s assets in the U.S.A. exceeded net future cash flows from proven reserves and accordingly, the Company recorded a ceiling test write-down of $1,049,683 included in accumulated depletion.

The full cost ceiling test results as of December 31, 2007 resulted in impairment of evaluated oil and gas properties. The future prices used in the December 31, 2007 ceiling test are as follows:

	Natural Gas (Cdn $/Mmbtu)	Oil (Cdn $/Bbl)

2008	$ 7.00	$ 76.93
2009	7.54	69.92
2010	7.45	71.49
2011	7.40	67.39

A ceiling test was not performed at June 30, 2008.

5.

LOAN PAYABLE

On July 25, 2007, the Company established a US$300,000 credit facility with the Regions Bank in Texas, U.S.A.  The loan payable is secured by the Company’s interests in the Mission River property in Texas, U.S.A.

As at June 30, 2008, the Company had taken advances on the loan payable of $155,878 (US$150,838) bearing interest rates ranging from 7.25% to 8.25% per annum.  During the period, the Company transferred the loan to the Texas Community Bank under the same terms with an increased credit facility of US$450,000.

PORTRUSH PETROLEUM CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

JUNE 30, 2008

6.

ASSET RETIREMENT OBLIGATION

The following table presents the reconciliation of the beginning and ending aggregate carrying amount of the obligation associated with the retirement of oil and gas properties.

	June 30, 2008	December 31, 2007
Asset retirement obligation, beginning of period	$ 10,494	$ 10,494
Liabilities incurred	25,528	25,528
Asset retirement obligation, end of period	$ 36,022	$ 36,022

The undiscounted amount of cash flows, required over the estimated reserve life of the underlying assets, to settle the obligation, adjusted for inflation, is estimated at $52,739. The obligation was calculated using a credit-adjusted risk free discount rate of 10% and an inflation rate of 5%. It is expected that this obligation will be funded from general Company resources at the time the costs are incurred with the majority of costs expected to occur between 2008 and 2011.

7.

CAPITAL STOCK AND CONTRIBUTED SURPLUS

	Number of Shares	Capital Stock	Contributed Surplus
Authorized
Unlimited common voting shares, no par value
Issued and outstanding:
Balance, December 31, 2007	45,262,363	$ 13,590,071	$ 595,755
Stock-based compensation	-	-	38,249
Balance, June 30, 2008	45,262,363	$ 13,590,071	$ 634,004

Stock options and warrants

The Company has a stock option plan whereby, from time to time, at the discretion of the Board of Directors, stock options are granted to directors, officers and certain consultants enabling them to acquire up to 10% of the issued and outstanding common stock of the Company. The exercise price of each option is based on the market price of the Company’s common stock at the date of the grant less an applicable discount. The options can be granted for a maximum term of 5 years and vest at the discretion of the Board of Directors.

The following incentive stock options and share purchase warrants were outstanding at June 30, 2008:

	Number of Shares	Exercise Price	Expiry Date
Options	1,600,000	$ 0.15	April 10, 2009
	300,000	0.15	April 25, 2009
	175,000	0.15	October 31, 2009
	100,000	0.15	November 30, 2009
	300,000	0.10	January 23, 2010
	325,000	0.10	May 31, 2010
	950,000	0.10	August 9, 2010
	350,000	0.10	October 4, 2010
	500,000	0.10	June 10, 2011
Warrants	1,500,000	0.12	July 6, 2009

PORTRUSH PETROLEUM CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

JUNE 30, 2008

7.

CAPITAL STOCK AND CONTRIBUTED SURPLUS (cont’d…)

Stock-based compensation

During the six month period ended June 30, 2008, the Company granted 800,000 (2007 – 325,000) stock options to a consultant at a weighted average fair value of $0.05 (2007 - $0.04) per option. As at June 30, 2008, all of these options had vested with an attributed stock-based compensation expense of $38,249 (2007 - $12,636) credited to contributed surplus. The compensation recognized was calculated using the Black-Scholes option pricing model.

The following weighted average assumptions were used in the valuation of stock options granted:

	2008	2007
Risk-free interest rate	3.01% ~ 3.2%	4.55%
Expected life of options	2.0 ~ 3.0 years	3 years
Annualized volatility	86% ~ 104%	51.43%
Dividend rate	0.00%	0.00%

8.

SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

	2008	2007
Cash paid during the period for interest	$ 15,520	$ -
Cash paid during the period for income taxes	$ -	$ -

Significant non-cash transactions during the six month period ended June 30, 2008 included recognizing $7,082 in oil and gas recoveries through receivables.

Significant non-cash transactions during the six month period ended June 30, 2007 included recognizing $1,322 in oil and gas recoveries through receivables.

9.

RELATED PARTY TRANSACTIONS

The Company paid management fees of $36,455 (2007 - $41,555) to a director.

Amounts due to related parties are non-interest bearing, unsecured and have no specific terms of repayment.

Related party transactions are in the normal course of operations, occurring on terms and conditions that are similar to those of transactions with unrelated parties and, therefore, are measured at the exchange amount.

10.

SEGMENT INFORMATION

All of the Company's operations are in the oil and gas industry and 100% of the revenues have been generated in the U.S.A.

The total amount of capital assets attributable to Canada is $386,991 (December 31, 2007 - $335,087) and the total amount of capital assets attributable to the U.S.A. is $112,930 (December 31, 2007 - $179,388).

PORTRUSH PETROLEUM CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

JUNE 30, 2008

11.

CAPITAL DISCLOSURE

The Company’s capital currently consists of common shares, options and warrants. The Company’s capital management objectives are to safeguard its ability to continue as a going concern and to have sufficient capital to be able to meet the Company’s oil and gas property development plans to ensure the growth of activities.

12.

FINANCIAL INSTRUMENTS

The Company's financial instruments consist of cash, receivables, accounts payable and accrued liabilities and loan payable. The fair value of these financial instruments approximates their carrying value, unless otherwise noted.

Credit risk

The Company does not believe it is subject to any significant credit risk.

Currency risk

Cash held in foreign currencies other than the Canadian dollar is subject to currency risk. The Company is exposed to currency risk by incurring certain expenditures in currencies other than the Canadian dollar. The Company does not use derivative instruments to reduce its currency risk.

Risk management

The Company’s largest non-monetary assets are its oil and gas properties in the U.S.A. The Company has established a credit facility and has a loan payable in the U.S.A. The Company could accordingly be at risk of foreign currency fluctuations. The Company relies on consultants for the management of its oil and gas properties and for legal and accounting matters.

Form 52-109 – Venture Issuer Basic Certification of Interim Filings

I, Martin Cotter, Chief Executive Officer of Portrush Petroleum Corporation, certify the following:

1.

I have reviewed the interim financial statements and interim MD&A (together the interim filings) of Portrush Petroleum Corporation. (the issuer) for the interim period ending June 30, 2008.

2.

Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, for the period covered by the interim filings.

3.

Based on my knowledge, having exercised reasonable diligence, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

Date:

August 25 , 2008

__________________________

Martin Cotter

Chief Executive Officer

NOTE TO READER

In contrast to the certificate required under Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings (MI 52-109), this Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in MI 52-109. In particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of:

i)

controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

ii)

a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.

The issuer’s certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate.

Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in MI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

Form 52-109 – Venture Issuer Basic Certification of Interim Filings

I, Martin Cotter, Chief Financial Officer of Portrush Petroleum Corporation, certify the following:

1.

I have reviewed the interim financial statements and interim MD&A (together the interim filings) of Portrush Petroleum Corporation. (the issuer) for the interim period ending June 30, 2008.

2.

Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, for the period covered by the interim filings.

3.

Based on my knowledge, having exercised reasonable diligence, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

Date:

August 25, 2008

__________________________

Martin Cotter

Chief Financial Officer

NOTE TO READER

In contrast to the certificate required under Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings (MI 52-109), this Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in MI 52-109. In particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of:

i)

controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

ii)

a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.

The issuer’s certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate.

Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in MI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

Form 51-102F1

MANAGEMENT'S DISCUSSION & ANALYSIS

Portrush Petroleum Corporation

Description of Business and effective Date of this Report

Portrush Petroleum Corporation (“Company”) is a junior oil and natural gas exploration and production company. The Company is focused on its core properties: the Lenox project, located in the Michigan Basin of the state of Michigan, and the Mission River project, situated in Refugio and Goliad Counties, Gulf Coast, Texas. The Lenox project has two oil wells on production and the Mission River project has nine gas wells on production. Portrush is a reporting issuer publicly traded on the TSX Venture Exchange in Canada under the symbol PSH.

This discussion should be read in conjunction with the financial statements and related notes of the Company for the period ended June 30, 2008 (the "Financial Statements").  The information in this Management Discussion and Analysis (“MD&A”) contains forward-looking information or statements. These statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those included in the forward-looking statements. The information contained in this report is made as of August 25, 2008.

2008 Highlights

•

Drilling has been completed on three wells of the new four well program in Mission River. The wells are being drilled to the Vicksburg formation at a depth of approximately 8,700 feet. The Company is waiting for the completion results of the fourth well. The Company holds a 10% working interest in the Mission River Project.

•

Current production from the Mission River field at the end of July was approximately 1.6 million cubic feet of gas and 50 barrels of oil/condensate a day.

•

The gathering system has sufficient capacity to handle any anticipated increase in production arising the additional wells.

•

The Company has established a credit facility with a Texas based bank to finance the current Mission River drilling program.

•

The Company drilled the Waubuno prospect in Ontario to a total depth of 729.0m without encountering a pinnacle reef. The well is considered a near miss of a pinnacle reef and the Company has completed a 3D seismic survey over the lands to pinpoint a drillable anomaly and is currently permitting the site for drilling.

•

Reported oil and gas revenues for the 6 month period ended June 30, 2008 was $228,502 compared to $237,882 for the same period in 2007, with a reported net loss of $0.01 per share for the period in 2008 compared to a net loss of $0.01 per share for 2007.

•

Held its Annual General Meeting on May 29, 2008. All proposed resolutions were passed.

•

Granted 500,000 stock options to a director of the Company exercisable at $0.10 until June 10, 2011.

Oil and Gas Properties

Ontario prospects, Canada

The Company negotiated leases on a gas prospect located in the Moore Township, Lambton County, Southwestern Ontario, Canada. The prospect is located in the heart of a gas storage area on trend and mid point between two pinnacle reef gas storage pools, Kimball Colinville and Waubuno.

The Moore 5-13-III well was drilled to a final total depth of 729.0m. on December 6, 2007 without encountering a pinnacle reef.  The well encountered a number of “reef proximity indicators” including two zones of reef derived “Sucrosic Dolomite” in the upper A1 Carbonate formation.  The lower zone with 11.8’ of thickness gave up good oil showings while drilling.  The Neutron-Density logs indicate porosity in the 6.0% range but with poor permeability and not suitable for completion.  “Fracturing stimulation” is not allowed on wells that are drilled adjacent to gas storage reservoirs so this was not an option for the Company.

The well is considered a near miss of a pinnacle reef.  The 2-D Seismic anomaly on which it was drilled is considered “sideswipe” to a pinnacle.   The Company planned a more sophisticated 3-D Seismic survey over the lands to pinpoint a drillable anomaly.  This survey was completed in May 2008. The well is presently being saved in anticipation of directionally drilling in the direction of the pinnacle subject to the seismic results.

The prospect is on trend and mid point between two pinnacle reef gas storage pools, Kimball Colinville and Waubuno and it is favourably located with respect to a Union Gas Pipeline tie-in located on the Kimball Side Road approximately 1.55 miles from the prospect.

Mission River Project, Texas U.S.A

In Texas, the Company has a joint venture with the McAlester Fuel Company of Houston, Texas to develop the Mission River Project, situated in Refugio and Goliad Counties, Gulf Coast, Texas. The Company owns a 10% working interest in the project.

The initial twelve (12) well program was designed to test bypassed oil and gas payzones in the traditional producing intervals from 5,000 to 6,400 feet; The first well was spudded on April 30th 2004 and eight additional wells have since been drilled and completed as gas wells. Nine wells are currently on production. A gas pipeline runs through the property.

The operator has drilled four additional wells. The wells will be drilled to intersect all hydrocarbon bearing zones found present and capable of production in the Scanio/Shelton No. 6 and 7 wells. The first well, the Scanio/Shelton No.8 well was drilled to a depth of 8,600 feet in January, 2008. The second well, the Scanio/Shelton No. 10 well was drilled to a total depth of 8,600 feet and is a follow up well to the number eight well that was drilled and placed on production earlier. The number 11 & 12 wells have been drilled and are being placed on production. Current production from the Mission River field at the end of July was approximately 1.6 million cubic feet of gas and 50 barrels of oil/condensate a day.

Lenox Project, Michigan U.S.A.

In June 2000, the Company acquired a 25% interest in two Silurian-Ordovician prospects, and associated leased lands (approximately 2,560 acres) located in St. Clair County, Cottrellville Township and Macomb County, Lenox Township, Southeast Michigan.

The Company focused its efforts on the Lenox project in Macomb County, SE Michigan where the Company earned a 22.5% working interest. At present the Company has two oil wells on production and excess gas is being flared.

The Michigan Basin contains extensive belts of organic reefs composed of carbonate rocks (Limestone and Dolomite) formed under shallow seas in the Silurian period. These oil and gas filled reefs are the principal target for exploration companies in the basin.

Exploration Risks

Oil and gas exploration and development involves significant risks. Few wells which are drilled are developed into commercially producing fields. Substantial expenditures may be required to establish reserves and no assurance can be given that commercial quantities or further reserves will be discovered or, if found, will be present in sufficient quantities to enable the Company to recover the costs incurred.  The Company’s estimates of exploration and production costs can be affected by such factors as permitting regulations and requirements, weather, environmental factors, unforeseen technical difficulties, and unusual or unexpected formations, pressures and work interruptions. There can be no assurance that actual exploration cost will not exceed projected cost.

Results of Operations

During the six month period ended June 30, 2008, the Company recorded gross revenue of $228,502 compared with $237,882 in 2007. Well operating expenses were $89,126 compared with $42,321 in the previous year and the Company recorded depletion expenses of $66,088 compared with $113,873 in 2007. Revenues have decreased over the previous year because of a decrease in production from the Lenox Project in Michigan.

General and administration expenses before non-cash expenses were $159,351 compared with $186,089 for the same period in 2007. The Company recorded a non-cash charge for stock-based compensation pertaining to the grant of stock options of $38,249. General and Administrative expenses decreased due to a decrease in consulting and administration fees, investor relations and travel and promotion. The Company expects general and administrative expenses to remain relatively constant as the Company expects its level of activity to remain the same for the coming year. The Company paid or accrued to the President of the Company management fees of US$6,000 per month.

The Company has established a US$450,000 credit facility with the Texas Community Bank in Texas, USA to pay its portion of the drilling costs of the new Mission River four well program.  The loan is secured by the Company’s interests in the Mission River property in Texas, USA.

As at June 30, 2008, the Company had taken advances on the loan payable of $155,878 (US$150,838) bearing interest rates ranging from 7.25% to 8.25% per annum.

Summary of Quarterly Results

		1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
2006	Total Revenue	150,811	228,986	205,098	192,560
	Net Income (loss)	7,868(1)	(234,176)(2)	(40,487) (3)	(167,322)(4)
	Basic and diluted Income (loss) per share	0.01	(0.01)	(0.01)	(0.01)

2007	Total Revenue	135,139	102,713	93,829	60,853
	Net loss	(73,191)	(91,248) (5)	(118,920) (6)	(1,062,245) (7)
	Basic and diluted loss per share	(0.01)	(0.01)	(0.01)	(0.02)

2008	Total Revenue	81,637	146,865
	Net loss	(50,652) (8)	(72,117) (9)
	Basic and diluted loss per share	(0.01)	(0.01)

During the quarter, the Company recorded stock based compensation expenses of (1) $9,540, (2) $204,400, (3) $6,889, (4) $20,731, (5) $12,636, (6) $25,703, (7) $8,332, (8) $9,980, (9) $28,269

Liquidity

The Company does not have sufficient financial resources to undertake by itself the exploration and development of any additional projects. The payment of property payments and the development of the property interests will therefore depend upon the Company's ability to obtain financing through the joint venturing of projects, private placement financing and public financing. There is no assurance that the Company will be successful in obtaining the required financing or that financing will be available on terms and conditions acceptable to the Company or that will not cause significant dilution to shareholders.

The Company has not paid any dividends on its common shares. The Company has no present intention of paying dividends on its common shares, as it anticipates that all available funds will be invested to finance the growth of its business.

Investor Relations

The Company will continue its corporate awareness program with the aim of enhancing the Company's visibility and foster a clear understanding of its performance and strategic direction.

Outstanding Share Data

The following table summarizes the outstanding share capital as at the effective date of this Management Discussion and Analysis:

Common shares	45,262,363

Stock options	4,600,000

Warrants	1,500,000

(See Note 7 of the financial statements for additional detail)

Capital Resources

The Company has not entered into a property option agreement that requires the Company to meet certain yearly exploration expenditure requirements.

Off-Balance Arrangements

The Company has not entered into any off-balance sheet financing arrangements.

Transactions with Related Parties

The Company paid or accrued management fees of US$6,000 per month to a director, Martin Cotter for his services as the President of the Company.  Amounts due to related parties are non-interest bearing, unsecured and have no specific terms of repayment. Related party transactions are in the normal course of operations, occurring on terms and conditions that are similar to those of transactions with unrelated parties and, therefore, are measured at the exchange amount.

Financial Instruments

The Company's financial instruments consist of cash, receivables, accounts payable and accrued liabilities and loan payable. The fair value of these financial instruments approximates their carrying value, unless otherwise noted.

Credit and Currency Risk

The Company does not believe it is subject to any significant credit risk. Cash held in foreign currencies other than the Canadian dollar is subject to currency risk. The Company is exposed to currency risk by incurring certain expenditures in currencies other than the Canadian dollar. The Company does not use derivative instruments to reduce its currency risk.

Risk Management

The Company’s largest non-monetary assets are its oil and gas properties in the U.S.A. The Company has established a credit facility and has a loan payable in the U.S.A. The Company could accordingly be at risk of foreign currency fluctuations. The Company relies on consultants for the management of its oil and gas properties and for legal and accounting matters.

Disclosure Controls & Procedures

The roles of CEO and CFO are fulfilled by the Company’s President. He has evaluated the effectiveness of the Company’s disclosure controls and procedures and has concluded based on his evaluation that they are sufficiently effective to provide reasonable assurance that material information relating to the Company is made known to management and disclosed in accordance with applicable securities regulations. The Company recognizes that a weakness exists in respect of the segregation of duties as a result of having a limited number of accounting staff both at head office and at the foreign subsidiary. He also concluded that considering the size and stage of development of the Company, the issue does not currently warrant the hiring of additional accounting staff to correct the lack of segregation of duties at this time.

Change in Accounting Policy

Effective January 1, 2008, the Company adopted the following new standards issued by the Canadian Institute of Chartered Accountants (“CICA”):

Assessing Going Concern

The Canadian Accounting Standards Board (“AcSB”) amended CICA Handbook Section 1400, to include requirements for management to assess and disclose an entity’s ability to continue as a going concern.

Financial Instruments

The AcSB issued CICA Handbook Section 3862, Financial Instruments – Disclosures, which requires entities to provide disclosures in their financial statements that enable users to evaluate (a) the significance of financial instruments for the entity's financial position and performance; and (b) the nature and extent of risks arising from financial instruments to which the entity is exposed during the period and at the balance sheet date, and how the entity manages those risks. The principles in this section complement the principles for recognizing, measuring and presenting financial assets and financial liabilities in Section 3855, Financial Instruments – Recognition and Measurement, Section 3863, Financial Instruments – Presentation, and Section 3865, Hedges.

The AcSB issued CICA Handbook Section 3863, Financial Instruments – Presentation, which is to enhance financial statement users' understanding of the significance of financial instruments to an entity's financial position, performance and cash flows. This section establishes standards for presentation of financial instruments and non-financial derivatives. It deals with the classification of financial instruments, from the perspective of the issuer, between liabilities and equity, the classification of related interest, dividends, losses and gains, and the circumstances in which financial assets and financial liabilities are offset.

Capital Disclosures

The AcSB issued CICA Handbook Section 1535, which establishes standards for disclosing information about an entity's capital and how it is managed.

Outlook

The Company's primary focus for the foreseeable future will be on reviewing its financial position and the ability to finance new business ventures in the oil and gas industry.

Additional Information

Additional information related to the Company is available for view on SEDAR at www.sedar.com and at www.portrushpetroleum.com.

Subsequent events

Subsequent to June 30, 2008, the Company:

1.

Received the final geological report from the recently completed 3-D seismic survey on the Waubuno property in Southwestern Ontario. The Company’s geological consultants have reviewed the report providing a favorable interpretation. The Company is currently permitting the site for drilling.

2.

Placed on production the Scanio/Sheldon No. 11 well on the Mission River property in Texas. The production rate is 727,000 cubic feet of gas and 25 barrels of oil a day. The well was drilled to a total depth of 8,700 feet.  The No. 12 well is expected to be placed on production soon.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Portrush Petroleum Corporation -- SEC File No. 000-27768

(Registrant)

Date: September 26, 2009        By: /s/ Neal Iverson

                                      Neal Iverson, Director